Budd Larner
A Professional Corporation
COUNSELLORS AT LAW
150 JOHN F. KENNEDY PARKWAY
SHORT HILLS, NEW JERSEY 07078-2703
973.379.4800
Fax 973.379.7734
www.buddlarner.com
July 21, 2010
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”) Form 20-F for Fiscal Year Ended March 31, 2009
Letter from Securities and Exchange Commission dated July 13, 2010 File No. 001-15182
Dear Mr. Rosenberg:
We set forth below responses on behalf of Dr. Reddy’s to the follow-on comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated July 13, 2010 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, your requests for supplemental information have been restated below in italics, followed by Dr. Reddy’s responses thereto. As noted below, Dr. Reddy’s proposes to make any enhancements to its disclosure in its next Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”).
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Research and development, page 51
1.
We acknowledge your response to our comment 3. In addition to the disclosure you proposed regarding your NCE research and development, please revise this proposed disclosure consistent with your response to indicate the relative magnitude of research and development expenditures on proprietary products. In addition, please include a statement similar to that made in the fifth paragraph in your response indicating that exploratory projects relating to NCEs which are at early stages of development or projects in other segments which are not deemed significant:

•	are numerous,

•	are at various phases of research and development, and

•	are characterized by uncertainty on the timing and costs to complete.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 21, 2010

Please also revise your disclosure to indicate why you believe it “would be impractical” (i.e. not make sense) for you to state the exact number of ongoing projects and to estimate the timing or costs to complete such projects.
Response: The Staff’s comments are duly noted. Dr. Reddy’s proposes to incorporate the following additional disclosure in its 2010 Form 20-F and future filings:
“In conducting our research and development activities related to NCE and proprietary products, we seek to optimize our expenditures and to limit our risk exposures. Most of our current research and development projects related to NCEs and proprietary products are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project, as these costs generally represent staff and common facility costs. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to an NCE or proprietary product progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:
(a)	it is expected to account for more than 10% of our total research and development costs; and

(b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.
Historically, none of our development projects met the foregoing significance thresholds.
A substantial portion of our current research and development activities relates to the development of bio-equivalent generic products, which do not require clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 20XX were Rs. YYYY million, which was approximately ZZZZ% of our total revenue for such year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 20XX, March 31, 20YY and March 31, 20ZZ represented approximately AA%, BB% and CC%, respectively, of our total research and development expenditures.
For each of our bio-equivalent generic product research and development projects, the timing and cost of completion varies depending on numerous factors, including among others: the intellectual property patented by the innovator for the applicable product; the patent regimes of the countries in which we seek to market the product; our development strategy for such product; the complexity of the molecule for such product; and the time required to address any development challenges that arise during the development process. For any particular bio-equivalent generic product, these factors and other product launch requirements may vary across the numerous geographies in which we seek to market the product. In addition, bio-equivalent research and development projects often may relate to a number of different therapeutic areas. At a particular point of time, we tend to have a very high number of bio-equivalent generic product research and development projects ongoing simultaneously, in various developmental stages, with the exact number of such active projects changing regularly. As a result, we believe it would be impractical for us to state the exact number of ongoing projects and the estimated timing or cost to complete such projects.”
2.
Please also include disclosure about the research and development of your bio-equivalent generic products since a predominant portion of your research and development expenditures are spent on these products.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 21, 2010

Please include a statement similar to that made in the fifth paragraph of your response to our comment 3 indicating that a substantial portion of your current research and development operations relate to the development of bio-equivalent generic products which do not require clinical trials to be conducted prior to the filing of applications with regulatory authorities.

Response: The Staff’s comments are duly noted. Please refer to Dr. Reddy’s response to your Question No. 1 above which includes its revised disclosure about the research and development of its bio-equivalent generic products.

3.
In addition, please provide a quantified analysis regarding your research and development expenditures that reconciles to the total research and development costs for the periods presented. Also, disclose the amount or range of estimated costs and timing to complete your bio-equivalent products. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response: The Staff’s comments are duly noted. Please refer to Dr. Reddy’s response to your Question No. 1 above, in which Dr. Reddy’s has substantiated the research and development expenditures for its bio-equivalent generic products that reconciles to its total research and development costs for the period presented. Please also refer to the uncertainties identified in such response which preclude Dr. Reddy’s from making a reasonable estimate of the costs and timing to complete research and development projects related to bio-equivalent products.

3. Significant Accounting Policies
e. Intangible Assets, page F-51
4.
Refer to your response to our comment six. Please revise your proposed disclosure to specifically address, as previously requested in comment six, why it is appropriate for you to capitalize payments related to your in-licensed products and compounds. Please also disclose the fact, as indicated in your response, that you have contractual terms that provide for a refund should the required approvals not be available on your in-licensed products and compounds and your accounting treatment for these refunds.

Response: The Staff’s comment is duly noted.

Dr. Reddy’s proposes to revise its disclosure in its 2010 Form 20-F and future filings as follows:
“Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:
•	development costs can be measured reliably,

•	the product or process is technically and commercially feasible,

•	future economic benefits are probable and ascertainable, and

•	we intend to and have sufficient resources to complete development and to use or sell the asset.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 21, 2010

The expenditures capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
Our internal drug development expenditures are capitalized only if they meet the recognition criteria mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where the recognition criteria are met, however, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 20XX, [no][Rs.       in] internal drug development expenditure amounts have met the recognition criteria.
Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized. Our criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable). Historically, wherever we have purchased or in-licensed products, either regulatory approvals for the products were available from our counterparties or there were other contractual terms providing for a refund should the regulatory approvals not be received.
The amortization of such assets is generally on a straight-line basis, over their useful economic lives. If we become entitled to a refund under the terms of an in-license contract, the amount is recognized when the right to receive the refund is established. In such an event, any consequential difference as compared to the carrying value of the asset is recognized in our Statement of Income.”
*     *     *     *     *
Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.
Respectfully submitted,
/s/ James F. Fitzsimmons, Esq.
James F. Fitzsimmons, Esq.

cc:	Umang Vohra (Dr. Reddy’s) V.S. Suresh (Dr. Reddy’s) Jonathan Gray, Esq. (Budd Larner)